May 29, 2019

Rudi Hudaya
Chief Executive Officer
RMD Entertainment Group, Inc.
Jl. Gaharu No. 2B
Graha Harmoni Building, 5th Floor
Kota Medan, Sumatera Utara 20235
Indonesia

       Re: RMD Entertainment Group, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed May 20, 2019
           File No. 000-56041

Dear Mr. Hudaya:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed May 20, 2019

General

1. Please revise to furnish the information required by Item 303 of Regulation S-K as required by Item 2 of Form 10.
2. Please revise to furnish all financial statements required by Item 13 of Form 10.
3.    It is unclear why you have removed the following from your filing:
        the disclosure regarding the independence of your board of directors, as required by
           Item 7 of Form 10 and Item 407(a) of Regulation S-K;
        the disclosure required by Item 8 of Form 10 and Item 103 of Regulation S-K with
 Rudi Hudaya
RMD Entertainment Group, Inc.
May 29, 2019
Page 2
            respect to any material pending legal proceedings;
           the disclosure required by Item 9 of Form 10 and Item 201 of Regulation S-K,
            including information regarding market information for the company's shares and holders of the company's shares;
           the disclosure of all securities sold within the past three years which were not registered under the Securities Act, as required by Item 10 of Form 10 and Item 701 of
            Regulation S-K;
           the description of the class of securities you are registering, as required by Item 11 of
            Form 10 and Item 202 of Regulation S-K;
           the disclosure regarding the general effect of any contract under which directors or officers may be indemnified, as required by Item 12 of Form 10 and
Item 702 of
            Regulation S-K; and
           the exhibits index, as required by Item 601(a)(2) of Regulation S-K. Please revise to restore this information or advise.
Item 5. Directors and Executive Officers, page 8

4. We note your response to comment 4. Please supplementally confirm, if true, that each of Messrs. Stevens and Jovianto are among the Indonesian nationals that "only have one name," which your response appears to indicate.
Item 7. Certain Relationships and Related Transactions..., page 11

5. We note your revised disclosure on page 11 in response to comment 7, which discloses, among others, that "[o]n October 11, 2017, the creditor of the note payable sold the note to Mr. Seng Yeap Kok, our principal shareholder." Please revise to provide context for such disclosure by clarifying the material terms of the note payable. Please also disclose the material terms of the sale thereof to Mr. Kok. Refer to Item 404 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameRudi Hudaya                                 Sincerely,
Comapany NameRMD Entertainment Group, Inc.
May 29, 2019 Page 2                                           Division of
Corporation Finance
FirstName LastName                                            Office of
Financial Services